Exhibit A
Ceragon Updates First Quarter Revenue Guidance; Expects to Receive $17 Million Settlement in Second Quarter

April 2, 2014

Ceragon Updates First Quarter Revenue Guidance; Expects to Receive $17
Million Settlement in Second Quarter

Significant improvement in Q1 bookings; company chose not to ship certain order pending renegotiation of payment terms with a customer

Conference call today at 9am EDT

Paramus, New Jersey, April 2, 2014 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 high-capacity wireless hauling specialist, today announced updated revenue guidance for the first quarter of 2014 in the range of $70 million to $73 million, below the company’s earlier guidance of $83 million to $93 million, primarily due to the company’s decision not to ship and install equipment for a certain customer until completing the renegotiation of payment terms. A secondary factor affecting Q1 revenue was a higher than expected proportion of IP-20 products in Q1 bookings. Some of the orders were received too late in the quarter to ship within the quarter because manufacturing for the new products was ramping and had not reached full productivity. Final results for the first quarter will be released on May 8, 2014. The company also announced a settlement agreement pursuant to which it expects to receive $17 million in cash during the second quarter of 2014.

“Our revised revenue expectations for the first quarter are unrelated to demand, which is improving,” said Ira Palti, President and CEO of Ceragon. “Bookings increased over 25% sequentially in Q1, to a level above the high end of our original revenue guidance. Thus, our book-to-bill ratio improved significantly, even though Q1 is typically a seasonally weaker quarter for bookings. “Meanwhile, we have been in discussions with one of our large, valued customers, and we decided not to ship and install an order we received in Q4 until we renegotiate payment terms. This is a satisfied customer that is growing rapidly and we expect to resume shipping to them once we have agreed on mutually acceptable terms.

Ceragon Updates First Quarter Revenue Guidance; Expects to Receive $17 Million Settlement in Second Quarter

April 2, 2014

“We are delighted to see this early strength in bookings for IP-20 products, which represented over 40% of bookings in Q1, compared to only 15% in the fourth quarter of 2013,” Palti continued. “We have been ramping production as quickly as  possible to meet the demand.”

 Settlement Agreement Signed

On April 1, 2014, Ceragon signed an agreement with Eltek ASA, to settle all claims, counter claims, legal proceedings, and any other contingent or potential claims regarding alleged breaches of representations and warranties contained in the purchase agreement governing Ceragon’s acquisition of Nera Networks from Eltek in January 2011.  Pursuant to the settlement agreement, Ceragon expects to receive $17 million in cash during the second quarter of 2014.

Conference Call Details

A conference call discussing these developments will take place today beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1074 or International: +1 (612) 288-0337 from 08:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page  selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International: +1 (320) 365-3844, Access Code: 323148. A replay of both the call and the webcast will be available through May 2, 2014.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 high-capacity wireless hauling specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.  Other names mentioned are owned by their respective holders.

Ceragon Updates First Quarter Revenue Guidance; Expects to Receive $17 Million Settlement in Second Quarter

April 2, 2014

Safe Harbor

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are  subject to risks and uncertainties that may cause actual results to differ materially, including  risks associated with doing business in Latin America, including currency export controls and recent economic concerns, the risks relating to the concentration of our business in developing nations, the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with increased working capital needs, and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Aviram Steinhart                         or                 Claudia Gatlin
+972 3 5431 443                                                 +1 201 853 0228
avirams@ceragon.com                                   claudiag@ceragon.com

Media:
Yoel Knoll
+972 3 5431 32 or
+1 201 853 0271
yoelk@ceragon.com